

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 14, 2014

James A. Lebovitz, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808

Re: FS Energy and Power Fund II (File Nos. 333-184407 and 814-00841)

Dear Mr. Lebovitz:

We have reviewed the registration statement on Form N-2 of FS Energy and Power Fund ("Fund"), filed on February 14, 2014. The Fund is an "emerging growth company" within the meaning of the "Jumpstart Our Business Startups Act of 2012" ("JOBS Act"). The registration statement was filed to register common stock for a shelf offering pursuant to Rule 415 under the Securities Act of 1933 ("Securities Act"). We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. You also should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

<u>Outside Front Cover</u>

1. The disclosure states that "we intend to conduct a private placement of our common shares to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO." Please identify, where appropriate, any members of the Fund's board or any affiliated persons of FSEP II Advisor and GSO, other than Messrs. Forman and Adelman, who have committed to purchase Fund shares. Otherwise please disclose that no others have currently committed to invest in the Fund.

2. The following statement is included on page 84 of the prospectus:

> If you are able to sell your shares before they are listed on an exchange, it is likely that you will receive less than you paid for them.

Please also include this statement as the sixth bullet in the lists on the front cover, on page 6 of the prospectus, and immediately preceding the signature line on the subscription agreement.

FS Energy and Power Fund, page 1

The disclosure on page 1 states that "[o]ur investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of energy and power, or Energy, companies." We note that the proposing release to Rule 35d-1 specifically rejected the "total assets" approach of the previous 65% rule in favor of using net assets, plus borrowings for investment purposes. See the Proposing Release for Rule 35d-1, IC 22530 (Feb. 27, 1997). Rule 35d-1(d)(2) under the Investment Company Act of 1940 requires the Fund to "invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes," in securities of energy and power companies. Please confirm to us that the Fund will at all times be in compliance with the Requirements of Rule 35d-1.

Risk Factors, page 6

1. Please provide a brief definition of the term "middle market companies," which appears in the 10th bullet.

2. The 22nd bullet states:

> [I]t is possible that a portion of the distributions that we make will represent a return of capital to you for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities.

This statement refers to two different kinds of distributions as if they are synonymous. A return of an investor's paid-in, or invested, capital would, in fact, be a "return of capital for tax purposes" in that it reduces the investor's tax basis in his or her shares and any amount realized above that adjusted basis will be taxed as a *capital gain*. Nevertheless, the term "return of capital for tax purposes" is normally used only to describe a distribution out of a company's earnings and profits that is offset by tax-deductible expenses, typically including accelerated depreciation in the case of energy MLPs. Any amount realized over adjusted basis on the sale of the investment will be reported to investors as ordinary income, to the extent of previous distributions that were reported as a "return of capital for tax purposes." Please delete the phrase "for tax purposes" in the quoted statement.

Suitability Standards, page 13

Please disclose the standards that the Fund uses to determine that a potential investor "can reasonably benefit from…is able to bear the economic risk of…and has apparent understanding of the fundamental risks of" an investment in the Fund.

Plan of Distribution, page 12

The disclosure, in the last paragraph of the subsection, states that "[p]rior to satisfying the minimum offering requirement, you should make your check payable to [the escrow agent." Because an investor is unlikely to be able to determine on his or her own whether the "minimum offering requirement" has been satisfied, the sentence should be clarified to state, for example: "If the Fund has not yet satisfied the minimum offering requirement, you will be directed to make…."

Share Repurchase Program, page 14

The distribution reinvestment program's use of an "opt-in" default option is likely to reduce the proceeds that the Fund will receive from the sale of its common shares under the distribution reinvestment plan, as compared to using an "opt-out" default option. Please disclose the result that the Fund's use of the opt-in default option may contribute to the illiquidity of the Fund's shares because repurchases will be limited to the proceeds from the distribution reinvestment plan.

Distributions, page 19

The disclosure states:

> During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes.

Consistent with our previous comment, we note that the term "a return of capital for tax purposes" does not normally refer to a distribution in excess of earnings and profits. To avoid confusion, please refer to distributions in excess of earnings and profits as distributions of paid-in capital or returns of shareholder's invested capital.

Fees and Expenses, page 20

Please confirm to us that the hypothetical expense example takes into account 1.5% of the assumed offering expenses and a sales load of 10%.

Compensation of the Dealer Manager and the Investment Adviser, page 24

The disclosure indicates that all or a portion of the 3.0% dealer manager fee from this offering may be re-allowed to selected broker-dealers. However, the subsection "Compensation of Dealer Manager and Selected Broker-Dealers," on page 154, states: "The maximum aggregate amount of the reallowances of the 3.0% dealer manager fee will be 1.5% of the gross proceeds from common shares sold in this offering." Please conform the disclosure.

Risks Related to Our Business and Structure, page 44

The second and third subsections ("Price declines in the large corporate leveraged loan market..." and "Economic activity in the United States was adversely impacted by the global financial crisis of 2008...") should be updated. In addition, these two subsections, as well as the fourth ("The downgrade of the U.S. credit rating and the economic crisis in Europe...") describe macro-economic risks. Such general risk disclosure should not come before the subsections that describe the specific risks of the Fund's "business and structure." Please relocate these three subsections so that they follow the specific risks of the Fund's business and structure.

Federal Income Tax Risks, page 60

The disclosure states that "[h]istorically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has been significantly lower than cash distributions paid by MLPs." Please clarify and expand this description of the tax treatment of the MLP distributions paid to investors in the Fund. We suggest that the description address the following issues:

   a) To the extent the Fund distributes MLP income in excess of MLP net taxable income, it is referred to as a "return of capital for tax purposes" and is not subject to current income taxation. The remainder of the same MLP distribution would be taxed at normal income tax rates.

   b) Because they are dividends, the Fund's distributions attributable to its MLP investments would not be treated as unrelated business taxable income by institutional investors and IRAs. Although they are characterized as dividends, the Fund's distributions attributable to its MLP investments are not eligible for the reduced rate on "qualified dividends."

   c) The return-of-capital portion of each distribution will reduce the Fund's basis in its MLP investment. If the Fund were to retain an MLP investment until its basis is reduced to zero, subsequent distributions would be taxable to investors in the Fund at ordinary income rates until all of the return-of-capital distributions are "recaptured." If the Fund sells an MLP investment, the return-of-capital distributions will be recaptured as ordinary income to the extent of any amount realized over the Fund's adjusted basis in the MLP investment.

   d) Because the Fund has elected tax treatment as a "regulated investment company" ("RIC"), no more than 25% of its total assets may be invested in MLPs.

   e) It is a possibility that the Fund might have to send corrected "1099s" to investors after it receives its own "K-1" tax statements from the MLPs in late spring.

Distributions, page 65

The "expense support and conditional reimbursement agreement" provides that "[i]f the Company terminates the "investment advisory and administrative services agreement with FS Advisor, the Company will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination." Please explain to us why this reimbursement provision does not create a violation of Section 15(a) (3) of the Investment Company Act.

Discussion of the Company's Expected Operating Plans, 69

The disclosure, on page 69-70, indicates that the Fund may invest in syndicated leveraged loans, including as an anchor participant. Please disclose the percentage of the Fund's assets that it is anticipated will be invested in syndicated loans. To what extent is it anticipated that the Fund will invest in leveraged loans originated by GSO?

About FS Energy and Power Fund, page 88

Please provide us with the authority permitting the presentation of the "historical performance information" of the FS Energy and Power Fund. Please identify specifically any no-action letters that you have relied upon as precedent for the presentation. Please explain specifically how the presentation conforms to the terms and conditions of these no-action letters. Assuming that a presentation of historical performance is otherwise permissible:

   a) The historical performance of the FS Energy and Power Fund must be presented as the average annual total return for one year, three years, and since its date of inception. (Performance may be presented in other formats if accompanied by this presentation.)

   b) The total return must be presented net of sales load and offering expenses payable by investors, as well as management and incentive fees.

   c) The cash distributions must be sourced according to whether they are attributable to earnings and profits, paid-in capital and borrowings, and temporary expense reductions subject to possible reimbursement.

   d) We may have additional comments upon inclusion of the actual performance information in a pre-effective amendment to the registration statement.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   · The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please contact the undersigned at 202-551-6943 or o'connorj@sec.gov.

James E. O'Connor
Senior Counsel